iROBOT CORPORATION
8 Crosby Drive
Bedford MA 01730

July 17, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	iRobot Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-36414
Dear Mr. Spirgel:
This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the documents incorporated by reference therein, as set forth in the Commission’s letters sent April 3, 2017, April 21, 2017, and May 31, 2017 to Colin M. Angle, Chief Executive Officer of iRobot Corporation (the “Company”), and as later conveyed by the Commission during a telephonic discussion with representatives of the Company on July 10, 2017. For reference purposes, the Staff’s comment has been reproduced in italics with the Company’s response below.
Financial Statements
Revenue Recognition, page 47

1.
We note your responses to our previous comments. Please confirm to us that you will disclose your accounts receivable reserve for rebates and price protection within Schedule II - Valuation and qualifying accounts, pursuant to Rule 5-04(a) of Regulation S-X. Include in this schedule any accrued liabilities recorded in your balance sheet as a specific customer reserve for price protection, pursuant to Rule 12-09 of Regulation S-X. In addition, please also confirm that you will fully comply with Rule 5-02(4) of Regulation S-X by disclosing on your balance sheet your accounts receivable allowance for price protection.

Response
The Company acknowledges the Staff’s comment. As discussed with the Staff on July 10, 2017, in future filings, the Company will disclose its accounts receivable reserve for rebates and price protection adjustments and other similar reserves, within Schedule II - Valuation and qualifying accounts or within the footnotes to the financial statements pursuant to Rule 5-04(a) of Regulation S-X. In future filings, the Company will also include on its balance sheet or within the footnotes to the financial statements the Company’s accounts receivable allowance for rebates and price protection, and other similar reserves pursuant to Rule 5-02(4) of Regulation S-X.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
July 17, 2017

* * * *
If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.
Sincerely,

/s/ Alison Dean

Alison Dean
Executive Vice President, Chief Financial Officer and Treasurer